Mail Stop 4561

May 3, 2007

Terry G. Bowering
Chairman and Chief Executive Officer
Allstar Restaurants
1458 Broad Street
Regina, Saskatchewan
S4R1Y9, Canada

       Re: **Allstar Restaurants**
              Amendment No. 1 to Form SB-2
              Filed April 6, 2007
              File No. 333-129653

Dear Mr. Bowering:

We have limited our review of your amended filing to the matter addressed in our comment. Please note that we have not reviewed the financial statements and related discussion as part of our review of your initial filing made November 14, 2005 or of this amended filing. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Undertakings

1. Please update your filing to include the undertaking required by paragraph 512(g)(1) or (g)(2) of Regulation S-B, as appropriate. Note that Item 512(g)(1) relates to issuers relying on Rule 430B and 512(g)(2) relates to issuers relying on Rule 430C.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to

our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Terry G. Bowering
Allstar Restaurants

May 3, 2007

Page 3

       Please contact Maryse Mills-Apenteng at 202-551-3457 or me at 202-551-3735 with any questions you may have.


Sincerely,

Barbara C. Jacobs
Assistant Director

cc: V<u>ia facsimile: 604-687-6314</u>
          William L. Macdonald
          Clark, Wilson, LLP